

Mail Stop 3628

March 3, 2009

By Facsimile and U.S. Mail

Jack I. Ruff
President and Chief Executive Officer
Sunair Services Corporation
595 South Federal Highway, Suite 500
Boca Raton, FL 33432

> **Re:** **Sunair Services Corporation**
> **Definitive Additional Soliciting Materials**
> **Filed February 19, 2009**
> **File No. 1-04334**

Dear Mr. Ruff:

We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. Please revise to describe the pending litigation with Michael Brauser, Michael Herman and Dru Schmitt.

2. Please revise to describe the financial consequences to the company if six of the seven directors are removed as proposed by the insurgents.

3. We note that in the DFAN 14A filed by the insurgents on February 27, 2009, the insurgents

indicate that Equity Media Holdings Corporation filed for bankruptcy and that both Messrs. Rochon and Ferrari served in management positions for Equity Media but the description of Mr. Rochon's business experience does not identify his employment at Equity Media. Please revise to include the information in Item 401(f)(1) and 401(e) of Regulation S-K, or advise us.

4. We note that in the DFAN 14A filed on February 27, 2009, the insurgents indicate that Devcon International Corp. has ceased filing public reports but that the company is identified as a "public company." Please revise the description or advise us.

Closing Information

Please amend the proxy statement in response to these comments. Clearly and precisely mark the changes to the proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Laura Holm, Esq.
        Akerman Senterfitt